GRUPO CARSO, S.A. DE C.V.

November 22, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.




Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the English version of the Summons of Grupo Carso, S.A. de C.V., to the Shareholders General Extraordinary Assembly, which will be held on December 7, 2006.

Sincerely.

C.P. Quintín Humberto Botas Hernández
Attorney in fact

Lic. Alejandro Archundia Becerra
Attorney in fact

GRUPO CARSO, S.A. DE C.V.
CALL FOR
EXTRAORDINARY SHAREHOLDERS GENERAL ASSEMBLY

By agreement of the Board of Directors, the shareholders of Grupo Carso, S. A. de C.V. are called for the Extraordinary Shareholders General Assembly that shall take place on the day December 7, 2006, at 12:00 hours, in Miguel de Cervantes Saavedra No. 255, Col. Granada, Delegation Miguel Hidalgo, DF., to discuss the items included in the following

AGENDA

I. Proposal to reform several Articles of the by-laws, mainly to adapt its text to the applicable provisions of the Securities Market Act, published on the Official Journal (DOF) on the day December 30, 2005. Resolutions to that regard.

II. Adoption of the resolutions deriving from the statutory reforms to which refers item I above, as well as any other that would be related to the same.

III. Agreement about making official and complying with the resolutions adopted by the Assembly.

To have the right to attend, and if such were the case, to vote in the Assembly, the shareholders shall obtain their respective admission cards at the latest date Wednesday, December 6, 20006, by depositing their stock titles at the address mentioned in the last paragraph hereby, or by delivering to the corporation, the proof that they have been deposited in a credit institutions of the country or from a foreign country or in a Securities Firm in the Mexican Republic. In the case of stocks deposited in S.D. Indeval, S.A. de C.V., the admission cards shall be issued against delivery of the corresponding proof to the corporation, and if such were the case, of the additional lists legally applicable

The information and documents related to each one of the items of the Agenda shall be made available free of charge to the shareholders fifteen natural days prior to the date in which the Assembly is held. The shareholders can be represented by means of a mandatory appointed by simple power of attorney, pursuant Article Eighteenth of the corporation's by-laws, and without prejudice of the previously mentioned, shall have the right to be represented by the persons who prove their legal capacity by presenting the power of attorney forms made by the issuer, that shall be available through the securities market brokers or the Corporation itself, also fifteen days prior to the day in which the Assembly is held.

The admission cards, the information, and the documents, and forms to which the two previous paragraph refer to, shall be made available to the shareholders, or to their representatives having duly proven their legal capacity, or to the securities market brokers, as appropriate, at Miguel de Cervantes Saavedra No. 255, first floor, Colonia Granada, Delegacion Miguel Hidalgo, México, D.F., (Telephone 53 28 58 30), in business days and hours.

México, D.F., a 16 de noviembre de 2006.

(signature)

Lic. Sergio Medina Noriega
Secretary of the Board of Directors